SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3*)


NAME OF ISSUER:  General Devices, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  369514104000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Guy P. Lander
     Davies Ward Phillips & Vineberg, LLP
     625 Madison Avenue
     New York, NY 10022                           (212) 308-8866

DATE OF EVENT WHICH REQUIRES FILING:    SEPTEMBER 26, 2005


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP NO.:   369514104000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:    1,580,971

8.       SHARED VOTING POWER:      0

9.       SOLE DISPOSITIVE POWER:       1,580,971

10.      SHARED DISPOSITIVE POWER:          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  1,580,971

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   43.9%

14.      TYPE OF REPORTING PERSON:   PN

INTRODUCTION

     This Amendment No.3 to Schedule 13D amends the Schedule 13D (the "Schedule") initially filed on February 25, 1999, as amended on December 3, 2002 and February 16, 2005, and is filed by Asset Value Fund Limited Partnership ("Asset Value"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended and supplemented by adding the following at the end thereof:

     On September 26, 2005, Asset Value and two other stockholders (collectively, the "Sellers") of General Devices, Inc. (the "Company") entered into a Stock Purchase Agreement with Halter Capital Corporation ("Halter") under which the Sellers agreed to sell and Halter agreed to purchase an aggregate of 2,293,810 shares (the "Shares") of the Company's common stock, $.01 par value per share (the "Company Common Stock") owned by the Sellers for $498,199.47 in cash payable at the closing. The Shares constitute approximately 64% of the issued and outstanding shares of Company Common Stock. Asset Value is the owner of 1,580,971 of the Shares to be sold, which constitutes all of the shares of Company Common Stock that it owns. At the closing, Sellers are to deliver to Halter the resignations of the current directors and officers of the Company and resolutions of the board of directors appointing two designees of Halter as directors of the Company in their stead. The closing of the transaction is scheduled to occur on or after October 11, 2005, following the mailing of a statement under Rule 14f-1 under the Securities Exchange Act of 1934 to the stockholders of record of the Company in connection with a change in control of the Company.

     In addition, one of the Sellers other than Asset Value has agreed to sell, pursuant to agreements to be executed and closed concurrently with the closing of the Stock Purchase Agreement, an aggregate of 200,000 shares of Company Common Stock to two other purchasers. The completion of these transactions is a condition to closing of the Stock Purchase Agreement with Halter.

Item 5.  Interest in Securities of the Company.

     Item 5(a) of the Schedule is hereby deleted and replaced in its entirety by the following:

     Asset Value is the beneficial owner of 1,580,971 shares of Company Common Stock, which constitutes 43.9% of the outstanding shares of Company Common Stock.

     Item 5(b) of the Schedule is hereby deleted and replaced in its entirety by the following:

     Asset Value has the sole power to vote or to direct the vote, and the sole power to dispose of or direct the disposition of, the shares of Company Common Stock that it owns.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule is amended and supplemented by adding the following at the end thereof:

     On September 26, 2005, Asset Value and the other Sellers entered into the Stock Purchase Agreement with Halter, as described above in Item 4 of this Amendment No. 3 to the Schedule, which description is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits



Exhibit No.  Description
----------   ------------

     99.1 Stock Purchase Agreement, dated as of September 26, 2005.


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                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 28, 2005


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ Sue Ann Merrill
                                      --------------------------------
                                      Sue Ann Merrill
                                      Chief Financial Officer